NSAR Item 77E - BlackRock Municipal Income Trust ("BFK")

Curbow Litigation

A purported derivative complaint had been filed by Roy Curbow and other shareholders of  BFK on July 27, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BFK as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BFK and its common shareholders by redeeming BFK's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BFK as a result of the prior redemptions and injunctive relief preventing BFK from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

821781.01-New York Server 6A MSW - Draft December 20, 2011 - 7:26 PM